APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Uxbridge 660 Douglas LLC

Financial Statements and Report

December 31, 2021

Table of Contents



Independent Accountant's Review Report

Michael Cimino
Uxbridge 660 Douglas LLC
Boston, MA

We have reviewed the accompanying financial statements of Uxbridge 660 Douglas LLC (the LLC), which comprise the balance sheet as of December 31, 2021, and the related statements of income, members' equity, and cash flows for the period then ended (since inception), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of the LLC's management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Uxbridge 660 Douglas LLC (the Company) and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



_____
Philip Debaugh, CPA

OWINGS MILLS, MD
November 28, 2022


Uxbridge 660 Douglas LLC

Balance Sheet (Unaudited)

As of December 31, 2021


	Note		2021
Assets			
Current Assets			
Cash and cash equivalents	1.e	$	22,451
Total Current Assets			22,451
Noncurrent Assets			
Construction in progress	2		357,599
License intangible assets, net	2		821,351
Total Noncurrent Assets			1,178,950
Total Assets			1,201,401
Liabilities & Members' Equity			
Liabilities			
Current Liabilities			
Deferred rent	3		10,838
Total Current Liabilities			10,838
Noncurrent Liabilities			
Debt, noncurrent	4		950,000
Total Noncurrent Liabilities			950,000
Total Liabilities			960,838
Members' Equity	5		
Members' capital			521,244
Retained Earnings (Accumulated Deficit)			(280,681)
Total Members' Equity			240,563
Total Liabilities & Members' Equity		$	1,201,401


4


Uxbridge 660 Douglas LLC

Statement of Income (Unaudited)

For the period (since inception on April 8, 2021) ended December 31, 2021

		2021
Operating Expenses		
Legal and other professional fees and services	$	150,294
Other operating (income) expense		46,969
Rent		35,862
Memberships and licenses		26,506
Amortization		21,050
Total Operating Expenses		280,681
Net Income (Loss)	$	(280,681)

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Uxbridge 660 Douglas LLC
Statement of Members' Equity (Unaudited)
For the period (since inception on April 8, 2021) ended December 31, 2021

	Members' Capital	Retained Earnings (Accumulated Deficit)	Total Members' Equity
Balance at April 8, 2021	-	-	-
Net income (loss)	$ -	$ (280,681)	$ (280,681)
Member contributions	521,244	-	521,244
Balance at December 31, 2021	$ 521,244	$ (280,681)	$ 240,563

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Uxbridge 660 Douglas LLC

(Unaudited)

For the period (since inception on April 8, 2021) ended December 31, 2021

		2021
Cash Flows		
Cash Flows From Operating Activities		
Net income (loss)	$	(280,681)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by (Used in) Operating Activities		
Depreciation and amortization		21,050
Increase (decrease) in operating liabilities, net of effects of businesses acquired		
Operating lease obligations		10,838
Net Cash Provided by (Used in) Operating Activities		(248,793)
Cash Flows from Investing Activities		
Purchase of licenses		(1,200,000)
Cash Flows from Financing Activities		
Proceeds from issuance of debt		950,000
Members' capital contributions		521,244
Net Cash Provided by (Used in) Financing Activities		1,471,244
Net Increase (Decrease) in Cash, Cash Equivalents, and Restricted Cash		22,451
Cash, Cash Equivalents, and Restricted Cash at End of Year	$	22,451

See independent accountant’s review report. The accompanying notes are an integral part of these financial statements.

Notes to the Financial Statements

Uxbridge 660 Douglas LLC
Notes to the Financial Statements
For the period ended December 31, 2021

1. Summary of significant accounting policies

a. Nature of operations

Uxbridge 660 Douglas LLC (the Company) is organized in the state of Massachusetts for the cultivation, transportation, distribution and sale of cannabis flower and manufacturing of related products including but not limited to pre-packaged flower, pre-rolls, edibles, beverages, concentrates, distillates and topicals, to the extent permitted and in accordance with Massachusetts law.

b. Basis of accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification. The financial statements have been prepared on the accrual basis of accounting. The financial statements cover the period from inception on April 8, 2021 through December 31, 2021.

c. Use of estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

d. Fair value measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

• Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

• Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable

Uxbridge 660 Douglas LLC
Notes to the Financial Statements
For the period ended December 31, 2021

for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

• Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

The carrying amounts of financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

e. Cash and cash equivalents

Cash and cash equivalents includes deposits held at financial institutions in business checking accounts.

f. Concentrations of credit risk

The Company maintains its cash with major financial institutions, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

g. Income taxes

The Company is a limited liability company taxed as a pass through entity. The accompanying financials statements do not include a provision, benefit, liability, or refund receivable for federal and state income taxes because the members are taxed individually on their share of the limited liability company earnings.

h. Intangible assets

Intangible assets assessed by the Company with finite useful lives are amortized on a systematic basis over their useful lives. The amortization period and amortization method for an intangible asset with a finite useful life reflects the pattern in which the assets' future economic benefits are expected to be consumed. Where the pattern cannot be reliably determined, the straight-line method is used. The amortization period and method is reviewed at least at each financial year-end.

See independent accountant's review report. The accompanying notes are an integral part of these financial statements.

Uxbridge 660 Douglas LLC
Notes to the Financial Statements
For the period ended December 31, 2021

i. Construction in progress

Construction in progress is recorded at cost. Expenditures for additions, improvements and other enhancements to property, plant and equipment are capitalized, and minor replacements, maintenance, and repairs that do not extend asset life or add value are charged to expense as incurred. When property, plant and equipment assets are retired or otherwise disposed of, the related cost and accumulated depreciation is removed from the accounts and any resulting gain or loss is included in results of operations for the respective period. Exchange of nonmonetary assets that have commercial substance are measured based on the fair value of the assets exchanged.

In general, depreciation is the systematic and rational allocation of an asset's cost, less its residual value (if any), to the periods it benefits. The Company's property, plant and equipment is depreciated using the straight-line method, which results in depreciation expense being incurred evenly over the life of an asset. Estimates of depreciation expense incorporates management assumptions regarding the useful economic lives and residual values of the Company's assets. The Company periodically reviews and adjusts, as appropriate, the residual values and useful lives of its assets.

As of December 31, 2021 the Company had not placed its construction in progress asset in service and accordingly did not recognize any depreciation expense for the year ended December 31, 2021.

j. Long-lived asset impairment

The Company reviews its long-lived assets, including finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If such an event or change in circumstances is present, the Company will estimate the undiscounted future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the undiscounted future cash flows is less than the carrying amount of the related asset, the Company will record the asset at fair value and recognize an impairment loss in operating income.

At December 31, 2021, management was not aware of any other events or circumstances indicating the Company's long-lived assets would not be recoverable.

k. Deferred rent

In accordance with *ASC 840*, the Company recognizes rental expense on a straight-line basis for operating leases with scheduled rent changes, which may result in a deferred rent liability on the balance sheet.

Uxbridge 660 Douglas LLC
Notes to the Financial Statements
For the period ended December 31, 2021

l. Comprehensive income

The Company does not have any comprehensive income items other then net income.

2. Business acquisition, licenses and construction in progress

In May 2021, the Company acquired the assets of Mainely Productions, LLC for $1,200,000, comprised of a $950,000 promissory note (refer to Note 4) and $250,000 in cash. The acquisition has been accounted for under the purchase method of accounting in accordance with ASC 805. Assets acquired and liabilities assumed were recorded at their estimated fair values as of the acquisition date.

The purchase price was allocated to the following assets:

	Input
Construction in progress	$ 357,599
Cannabis licenses	842,401
Total assets acquired	$ 1,200,000

The construction in progress asset related to buildout of a cannabis cultivation facility. As of December 31, 2021, construction of the facility was still in progress and the Company has not placed the asset in service to begin depreciation.

As part of the acquisition, the Company acquired 2 cannabis licenses in the state of Massachusetts. A "Tier 2 Cultivation" license that allows for up to 10,000 square feet of canopy space and a "Product Manufacturing" license that allows for the manufacturing of related cannabis products like pre-packaged flower, pre-rolls, edibles, beverages, concentrates, distillates and topicals. Management has assigned a 20-year useful life to the licenses.

The Company's license intangible assets consisted of the following as of December 31, 2021:

Uxbridge 660 Douglas LLC
Notes to the Financial Statements
For the period ended December 31, 2021

	Weighted Remaining Useful Life (in years)	Gross Carrying Amount	Accumulated Amortization	Impairment	Net Carrying Amount
Tier 2 Cultivation license	19.5	$ 421,000	$ (10,525)	$ -	$ 410,475
Product Manufacturing license	19.5	421,001	(10,525)	-	410,476
Total intangibles	19.5	$ 842,001	$ (21,050)	$ -	$ 820,951

The Company recorded $21,050 in amortization expense for the year ended December 31, 2021.

3. Leases

The Company entered into a lease to rent approximately 15,000 square feet in Uxbridge, Massachusetts. The lease began on September 1, 2021 for a term of ten years with the option to renew for two extension periods of five years for each option period with a 4% rent increase per year during each option period. Base rent increases each year starting at $18,000 per month for the first year.

Base rent payments under the lease are as follows:

2022	$ 218,160
2023	226,890
2024	235,980
2025	245,430
2026	255,240
Subsequent	1,357,800
Total	$ 2,539,500

4. Long-term debt

Long-term debt consists of the following:

12

Uxbridge 660 Douglas LLC
Notes to the Financial Statements
For the period ended December 31, 2021

		2021
Note payable, interest at 10% per annum, repayable in installment payments of $500,000 in December 2023 and $450,000 in December 2024, secured by 25% Membership Interest in the Company ("Pledged Equity") and all proceeds and products of the Pledged Equity	$	950,000
Less: current portion		-
Long-term portion of debt	$	950,000

Principal repayments on long-term debt are as follows:

2022		-
2023	$	500,000
2024		450,000
Total	$	950,000

5. Members' equity

The Company has three types of Membership Interests: Class A, B, and C with characteristics as defined below.

"Consent of the Members" means the consent of Class A Members and Class B Members holding at least Seventy-Five Percent (75%) of the total Percentage Interests in the Company represented by the Class A Members and Class B Members, either in writing (which may be signed in counterparts or reflected in emails) or at a meeting in which Members holding at least 80% of the total Class A and Class B Membership Interests are present in person or by phone, as reflected in the minutes of such meeting.

a. Class A Membership Interests

Each Class A Membership Interest shall (i) give the Member who is the owner thereof the right to be allocated Net Profits and Net Losses and receive distributions (liquidating and otherwise), and (ii) give the Member who is owner thereof the right to vote in accordance with such Member's Percentage Interest held by such Member on all matters requiring the Consent of the Members. As of December 31, 2021, Class A represented 58% of total membership outstanding.

b. Class B Membership Interests

Uxbridge 660 Douglas LLC
Notes to the Financial Statements
For the period ended December 31, 2021

Each Class B Membership Interest shall (i) give the Member who is the owner thereof the right to be allocated Net Profits and Net Losses and receive distributions (liquidating and otherwise) and (ii) give the Member who is owner thereof the right to Vote in accordance with such Member's Percentage Interest held by such Member on all matters requiring the Consent of the Members. As of December 31, 2021, Class B represented 38% of total membership outstanding.

c. Class C Membership Interests

Each Class C Membership Interest shall give the Member who is the owner thereof the right to be allocated Net Profits and Net Losses and receive distributions (liquidating and otherwise). The Class C Membership Interests shall be "non-voting" and shall have no right to vote on any matters affecting the LLC or which require the Consent of the Members. As of December 31, 2021, Class C represented 4% of total membership outstanding.

6. Commitments and contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

7. Subsequent events

In September 2022, the Company signed a promissory note totaling $221,714 with a 14% interest rate, payable in monthly installments and maturing 36 months from the signing of the note.

In November 2022, the Company modified its operating agreement as it increased its equity raised to $3,125,000.

Management evaluated all activity of the Company through November 28, 2022 (the issuance date of the financial statements) and concluded that no other subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

APPENDIX B:
SUPPLEMENTAL FINANCIAL STATEMENTS
(Owner Self-Certified & Unaudited)

Uxbridge 660 Douglas LLC

Profit and Loss (Unaudited)

January 1 - November 17, 2022

	TOTAL
Income	
Total Income	
GROSS PROFIT	**$0.00**
Expenses	
Bank Charges & Fees	91.00
Insurance	9,696.40
Interest Paid	2,586.66
Legal & Professional Services	12,639.00
Origination Fee	4,434.28
Rent & Lease	194,040.56
Taxes & Licenses	3,965.10
Utilities	993.75
Total Expenses	**$228,446.75**
NET OPERATING INCOME	**$ -228,446.75**
NET INCOME	**$ -228,446.75**

Uxbridge 660 Douglas LLC

Balance Sheet (Unaudited)

As of November 17, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking	3,320.72
Total Bank Accounts	**$3,320.72**
Other Current Assets	
Undeposited Funds	611,222.16
Total Other Current Assets	**$611,222.16**
Total Current Assets	**$614,542.88**
Other Assets	
Construction in Progress	1,482,159.94
Deposit on Equipment	439,107.16
Licenses	1,200,000.00
Total Other Assets	**$3,121,267.10**
TOTAL ASSETS	**$3,735,809.98**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Notes Payable	950,000.00
PNW LLC - Equipment Loan	221,714.10
Total Long-Term Liabilities	**$1,171,714.10**
Total Liabilities	**$1,171,714.10**
Equity	
Owner's Investment	3,059,665.00
Retained Earnings	-267,122.37
Net Income	-228,446.75
Total Equity	**$2,564,095.88**
TOTAL LIABILITIES AND EQUITY	**$3,735,809.98**

Uxbridge 660 Douglas LLC

Statement of Cash Flows (Unaudited)

January 1 - November 17, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-228,446.75
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Net cash provided by operating activities	**$ -228,446.75**
INVESTING ACTIVITIES	
Construction in Progress	-1,482,159.94
Deposit on Equipment	-439,107.16
Net cash provided by investing activities	**$ -1,921,267.10**
FINANCING ACTIVITIES	
PNW LLC - Equipment Loan	221,714.10
Owner's Investment	2,538,415.00
Net cash provided by financing activities	**$2,760,129.10**
NET CASH INCREASE FOR PERIOD	**$610,415.25**
Cash at beginning of period	4,127.63
CASH AT END OF PERIOD	**$614,542.88**

I, Michael Cimino, certify that:

1. The financial statements of Uxbridge 660 Douglas LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Uxbridge 660 Douglas LLC included in this Form reflects accurately the information reported on the tax return for Uxbridge 660 Douglas LLC for the fiscal year ended 2021 (most recently available as of the Date of this Form C).

Signature   *Michael Cimino*

Name: Michael Cimino

Title: Managing Member